Exhibit 12.1
IMAX CORPORATION
STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2008		2007		2006	2005	2004
	(in thousands of U.S. dollars, except ratio data)
Earnings:
Earnings (loss) from continuing operations before Tax	(33,510)		(28,469)		(11,903)	7,007	6,444

Loss (income) from equity-accounted investees	—		—		—	—	—

	(33,510)		(28,469)		(11,903)	7,007	6,444

Fixed Charges:
Interest expense	16,280		15,825		15,651	15,665	15,906

Amortization of capitalized expenses related to indebtedness	1,427		1,268		1,108	1,210	1,164

Assumed interest portion of rental payments	1,143		1,105		988	919	757

	18,850		18,198		17,747	17,794	17,827

Ratio of Earnings to Fixed Charges	(0.78	)(1)	(0.56	)(2)	0.33 (3)	1.39	1.36

(1)	The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2008. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $33.5 million in earnings in the year ended September 30, 2008.

(2)	The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2007. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $28.5 million in earnings in the year ended December 31, 2007.

(3)	The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2006. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $11.9 million in earnings in the year ended December 31, 2006.